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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F         [ ]  Form 40-F
                       -                      -

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No  X
                               ---            ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-               .
                                       ---------------

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

                                                             [GRAPHIC  OMITED]
                                                               NEWS  RELEASE


FOR  IMMEDIATE  RELEASE  AUGUST  25,  2003
------------------------------------------


Contact:     Allen  &  Caron  Inc.               Rene  Randall
             Joe Allen (investors)               (604)  683-8286
             (212) 691-8087                      rrandall@bmgmt.com
             joe@allencaron.com
                    or
             Kari Paskewicz (media)
             (630)  759-9640
             kari@allencaron.com


                       MFC BANCORP LTD. REPORTS INCREASED
                          2003 SECOND QUARTER RESULTS

NEW YORK CITY, (August 25, 2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the second quarter and six months ended June 30, 2003. All figures are in US dollars.

For the first six months ended June 30, 2003, total revenues increased to $133.1 million compared with $70.9 million in the previous year. Net income for the first six months of 2003 increased to $14.7 million, or $1.10 per share on a diluted basis, compared with $13.2 million, or $0.96 per share on a diluted basis in the prior year.

Revenues for the second quarter 2003 increased to $71.9 million, compared to $35.1 million in the second quarter of 2002. Net income for the second quarter 2003 also increased to $7.5 million, or $0.55 per share on a diluted basis, compared with $6.6 million, or $0.48 per share on a diluted basis in the same quarter last year.

                                    - MORE -


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MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  SECOND  QUARTER  RESULTS
Page  -2-

Commenting on the second quarter results, Michael Smith, President of MFC Bancorp Ltd., said "The increase in revenues during the first six months of the year was primarily due to the integration of our trading business. We are looking toward to rationalizing our acquisitions and continued growth through the balance of the year."


ABOUT  MFC  BANCORP


MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.
                                                      -------------------------

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.


                            -FINANCIAL TABLES FOLLOW-

MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  SECOND  QUARTER  RESULTS
Page  -3-


                                MFC BANCORP LTD.
                          CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
                                  (unaudited)
                    (amounts in U.S. dollars; in thousands)





                                         2003       2002
                                       --------   --------

ASSETS

Cash and cash equivalents              $ 57,477   $ 64,835
Securities                               40,993     39,661
Loans                                    60,373     49,303
Receivables                              52,520     34,157
Commodity investment                     13,409      8,338
Property held for sale                   46,144     46,188
Resource property                        26,855     23,263
Goodwill                                 11,661     10,390
Equity method investment                  5,842      5,012
Prepaid and other                         1,304      1,565
                                       --------   --------
                                       $316,578   $282,712
                                       ========   ========

LIABILITIES

Accounts payable and accrued expenses  $ 25,348   $ 29,931
Debt                                     60,655     43,554
Future income tax liability                  76        163
Deposits                                 25,198     24,815
                                       --------   --------
                                        111,277     98,463

Minority interests                        4,273      3,641

SHAREHOLDERS' EQUITY

Common stock                             53,111     44,485
Cumulative translation adjustment       (11,628)    11,859
Retained earnings                       159,545    124,264
                                       --------   --------
                                        201,028    180,608
                                       --------   --------
                                       $316,578   $282,712
                                       ========   ========



                                    - MORE -


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MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  SECOND  QUARTER  RESULTS
Page  -4-


                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                                  (unaudited)
          (amounts in U.S. dollars; in thousand, except per share data)



                                               2003       2002
                                             --------   --------
Financial services revenue                   $ 71,938   $ 35,138
Expenses
     Financial services                        60,941     23,689
     General and administrative                 2,749      4,672
     Interest                                     730      1,197
                                             --------   --------
        Total expenses                         64,420     29,558
                                             --------   --------

Income before income taxes                      7,518      5,580
Income taxes recovery                              21      1,040
                                             --------   --------

                                                7,539      6,620
Minority interests                                (67)        (3)
                                             --------   --------
Net income                                   $  7,472   $  6,617
                                             ========   ========

Earnings per share
     Basic                                   $   0.58   $   0.50
     Diluted                                 $   0.55   $   0.48

Weighted average shares outstanding (000's)
     Basic                                     12,928     13,189
     Diluted                                   14,060     14,506



                                    - MORE -

MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  SECOND  QUARTER  RESULTS
Page  -5-


                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                                  (unaudited)
          (amounts in U.S. dollars in thousand, except per share data)




                                               2003       2002
                                             --------   --------
Financial services revenue                   $133,081   $ 70,848
Expenses
     Financial services                       111,118     46,236
     General and administrative                 5,907     10,166
     Interest                                   1,347      2,253
                                             --------   --------
        Total expenses                        118,372     58,655
                                             --------   --------

Income before income taxes                     14,709     12,193
Income taxes recovery                              55        994
                                             --------   --------
                                               14,764     13,187
Minority interests                                (49)         7
                                             --------   --------
Net income                                   $ 14,715   $ 13,194
                                             ========   ========

Earnings per share
     Basic                                   $   1.14   $   1.01
     Diluted                                 $   1.10   $   0.96

Weighted average shares outstanding (000's)
     Basic                                     12,880     13,027
     Diluted                                   14,003     14,371



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


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant  MFC  BANCORP  LTD.
            ------------------

By          /s/  Michael J. Smith
            ---------------------
            Michael J. Smith
            President

Date        August  26,  2003
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